Mail Stop 3561

March 12, 2010

Mr. Arnold Tinter
Chief Financial Officer
90 Madison Street, Suite 700
Denver, Colorado 80206

      Re: Spicy Pickle Franchising, Inc.
            Form 10-K for the year ended December 31, 2008
            Filed March 30, 2009
            File No. 000-53000

Dear Mr. Tinter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief

VIA FACSIMILE
(303) 329-3819